Law Offices of Stephen M. Fleming PLLC
49 FRONT STREET SUITE 206  ROCKVILLE CENTRE NEW YORK 11570
TEL  516 833-5034   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

March 2, 2010

Kathleen Collins, Division of Corporation Finance
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:     Forex International Trading Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 24, 2010
File No. 333-161795

Dear Ms. Collins:

This firm is counsel to Forex International Trading Corp. (the “Company”). Below please find our responses to your February 26, 2010 comment letter.

Dilution, page 9

1.	Revise your dilution information to correct the following:

•	The net tangible book value per share at October 31, 2009 included throughout the tables should be bracketed to indicate that you were in a deficit position at that date;
•	Correct your calculations of the “increase per share attributed to this offering” as a result of changing the net tangible book value to a deficit and also to remove the negative signs; and
•
The “pro forma net tangible book value per share after offering” calculated based on the maximum number of shares being solids not a deficit and therefore the negative sign should be removed from your disclosures in the second table on page 9.  As a result of this change, the increase per share attributing to this offering will change to .002167 and the disclosures regarding this change should be corrected throughout.

Response

We have made the requested changes.

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Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming